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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Advanced Energy Industries, Inc.
(Name of Issuer)
Common Stock, $0.001 par value
(Title of Class of Securities)
007973 10 0
(CUSIP Number)
December 31, 2005
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	007973 10 0	Page	2	of	7

1	NAMES OF REPORTING PERSONS: Douglas S. Schatz & Jill E. Schatz Family Trust

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Wyoming

	5	SOLE VOTING POWER:

NUMBER OF		9,445,889

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		230,000

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		9,445,889

WITH:	8	SHARED DISPOSITIVE POWER:

		230,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	9,675,889

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	22.0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

CUSIP No.	007973 10 0	Page	3	of	7

1	NAMES OF REPORTING PERSONS: Douglas S. Schatz

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	5	SOLE VOTING POWER:

NUMBER OF		9,445,889

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		230,000

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		9,445,889

WITH:	8	SHARED DISPOSITIVE POWER:

		230,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	9,675,889

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	22.%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

CUSIP No.	007973 10 0	Page	4	of	7

1	NAMES OF REPORTING PERSONS: Jill E. Schatz

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	5	SOLE VOTING POWER:

NUMBER OF		9,443,254

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		230,000

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		9,443,254

WITH:	8	SHARED DISPOSITIVE POWER:

		230,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	9,673,254

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	22.0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

Item 1(a).	Name of Issuer

Advanced Energy Industries, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices

1625 Sharp Point Drive
Fort Collins, CO 80525

Item 2(a).	Names of Person Filing

Douglas S. Schatz & Jill E. Schatz Family Trust
Douglas S. Schatz
Jill E. Schatz

Item 2(b).	Address of Principal Business Office or, if None, Residence

PO Box 481
Fort Collins, CO 80522

Item 2(c).	Citizenship

Douglas S. Schatz & Jill E. Schatz Family Trust — Wyoming
Douglas S. Schatz — United States
Jill E. Schatz — United States

Item 2(d).	Title of Class of Securities

Common Stock, $0.001 par value

Item 2(e).	CUSIP Number

007973 10 0

Item 3.	If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

Not applicable

Item 4.	Ownership
(a)	Amount Beneficially Owned:

Douglas S. Schatz & Jill E. Schatz Family Trust — 9,675,889 shares

Douglas S. Schatz — 9,675,889 shares

Jill E. Schatz — 9,673,254 shares

(b)	Percent of Class:

Douglas S. Schatz & Jill E. Schatz Family Trust — 22.0%

Douglas S. Schatz — 22.0%

Jill E. Schatz — 22.0%

(c)	Number of shares as to which such person has:

Douglas S. Schatz & Jill E. Schatz Family Trust and Douglas S. Schatz:

(i)	sole power to vote or to direct the vote:	9,445,889

(ii)	shared power to vote or to direct the vote:	230,000**

(iii)	sole power to dispose or to direct the disposition of:	9,445,889

(iv)	shared power to dispose or to direct the disposition of:	230,000**

Jill E. Schatz:

(i)	sole power to vote or to direct the vote:	9,443,254

(ii)	shared power to vote or to direct the vote:	230,000**

(iii)	sole power to dispose or to direct the disposition of:	9,443,254

(iv)	shared power to dispose or to direct the disposition of:	230,000**

** Mr. and Mrs. Schatz are trustees of a charitable foundation that is the record holder of 230,000 shares of common stock of the issuer. The two other trustees of the charitable foundation are members of Mr. and Mrs. Schatz’s immediate family. Accordingly, Mr. Schatz and Mrs. may be deemed to share with the other trustees voting and dispositive power with respect to the charitable foundation’s 230,000 shares. Mr. and Mrs. Schatz disclaim beneficial ownership of the shares held by the charitable foundation.

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported By the Parent Holding Company

Not applicable

Item 8.	Identification and Classification of Members of the Group

Not applicable

Item 9.	Notice of Dissolution of Group

Not applicable

Item 10.	Certification

Not applicable

SIGNATURE
          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	February 8, 2006	DOUGLAS S. SCHATZ & JILL E. SCHATZ FAMILY TRUST

By: /s/ Douglas S. Schatz, Trustee

By: /s/ Jill E. Schatz, Trustee

By: /s/ Douglas S. Schatz

By: /s/ Jill E. Schatz